SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                        ----------------

              SCHEDULE 13D/a  (Amendment Number 2)

            Under the Securities Exchange Act of 1934


                  National R.V. Holdings, Inc.
                        (Name of issuer)


                  Common Stock, $0.01 par value
                 (Title of class of securities)


                            637277104
                         (CUSIP number)


                     Donald E. Miller, Esq.
                      Senior Vice President
                       and General Counsel
                    The Fairchild Corporation
                      300 West Service Road
                         P.O. Box 10803
                   Chantilly, Virginia  22021
          (Name, Address and telephone number of person
        authorized to receive notices and communications)


                         August 18, 1994
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box       .
                                              ----

	Check the following box if a fee is being paid with the
 statement       .
           ------







                         Page 1 of 4 Pages

CUSIP No.  637277104           13D/a        Page 2 of 4 Pages


1.     Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       (a)   RHI Holdings, Inc.
             34-1545939

       (b)   The Fairchild Corporation
             34-0728587

2.     Check the appropriate box if a member of a group* (a)
                                                              ---
                                                         (b)
                                                              ---

3.     SEC use only

4.     Source of Funds*

           00

5.     Check box is disclosure of legal proceedings is required
       pursuant to item 2(d) or 2(e)
                                                          -----

6.    Citizenship or place of organization

          Delaware

Number of       7.     Sole Voting Power
  Shares                      0
Beneficially    8.     Shared Voting Power
 Owned by                  161,914
  Each          9.     Sole Dispositive Power
Reporting                     0
Person with    10.     Shared Dispositive Power
                           161,914

11.     Aggregate amount beneficially owned by each reporting
        person
             161,914

12.     Check box if the aggregate amount in row (11)
        excludes certain shares*
                                                          -----

13.     Percent of class represented by amount in row (11)

             4.6%

CUSIP No.  637277104           13D/a        Page 3 of 4 Pages


14.     Type of reporting person

             CO



Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     (a) RHI currently owns 161,914 shares of National R.V. common stock, which is 4.6% of the outstanding stock. RHI obtained 316,914 shares as a result of a distribution of partnership assets (see Item 3), and has sold 155,000 shares.

    (c) On May 3, 1994, RHI sold 5,000 shares of National R.V. at $9.75 per share. On May 13, 1994, RHI sold 2,000 shares at $9.75 per share. On May 17, 1994, RHI sold 3,000 shares at $9.75 per share. On May 18, 1994, RHI sold 5,000 shares at $9.75 per share. On May 19, 1994, RHI sold 5,000 shares at $10.50 per share. On July 29, 1994, RHI sold 15,000 shares of National R.V. at $9.50 per share. On August 18, 1994, RHI sold 120,000 shares of National R.V. at $9.25 per share.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   RHI HOLDINGS, INC.



                                           8/18/94
                                   ---------------------------
                                           (Date)



                                            /s/
                                   ---------------------------
                                   Michael T. Alcox




                                   ---------------------------
                                   Vice President and Chief
                                   Financial Officer

CUSIP No.  637277104           13D/a         Page 4 of 4 Pages


                                   THE FAIRCHILD CORPORATION



                                           8/18/94
                                   ---------------------------
                                           (Date)



                                            /s/
                                   ---------------------------
                                   Michael T. Alcox



                                   ---------------------------
                                   Senior Vice President and
                                   Chief Financial Officer